Exhibit 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of the units of beneficial interest of Kiewit Royalty Trust (the “Trust”), which are its only securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is based upon the Trust Indenture dated May 17, 1982, and restated on June 10, 1982 (together, the "Trust Indenture"), as amended from time to time, and certain court orders, and applicable provisions of law. The summary is subject to and qualified in its entirety by reference to the Trust Indenture and related orders, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. This summary is not meant to be a complete description. For more information, please refer to the Trust Indenture and related orders.

General. The Trust was established on May 17, 1982. Units of beneficial interest ("Units") in the Trust were distributed on June 23, 1982 to Class B and Class C shareholders of record of Peter Kiewit Sons', Inc. (now known as Level 3 Communications, Inc.) (the "Trustor"), as of June 10, 1982. These shareholders received one Unit in the Trust for each share of the Trustor's stock held. On June 28, 1982, the Trustor conveyed to the Trust royalty and overriding royalty interests owned by the Trustor's subsidiaries in certain coal properties in the States of Montana and Wyoming.

Market Information. There is no established public trading market for the Units. The Units have not been registered under the Securities Act of 1933, nor have they been registered under the securities laws of any state. Accordingly, resales of the Units are subject to certain legal restrictions on transferability. None of the Units are subject to outstanding options or warrants to purchase, and no securities are convertible into Units. Under the terms of the Trust Indenture, the Trust may not issue additional Units.

Distributions to Unit Holders. All income of the Trust plus any amounts released from reserves, less amounts used to pay Trust expenses and amounts placed in reserves, is distributed to Unit Holders. Pursuant to the Trust Indenture, the Trust pays biannual distributions within ten days after June 30 and December 31 of each year to the extent funds are available.

Transfer Agent. The Trustee acts as the transfer agent for the Trust.